UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 19344

(Amendment No. )*

SPECTRE GAMING, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

84761G 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84761G 10 7	13G	Page 2 of 7 Pages

1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Ronald E. Eibensteiner

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF	5. SOLE VOTING POWER

SHARES	1,763,246

BENEFICIALLY	6. SHARED VOTING POWER

OWNED BY	0

EACH	7. SOLE DISPOSITIVE POWER

REPORTING	1,763,246

PERSON	8. SHARED DISPOSITIVE POWER

WITH	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,763,246

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☒

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      13.7%

12. TYPE OF REPORTING PERSON*

       IN

CUSIP No. 84761G 10 7	13G	Page 3 of 7 Pages

1. NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Morgan Street Partners, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF	5. SOLE VOTING POWER

SHARES	1,619,913

BENEFICIALLY	6. SHARED VOTING POWER

OWNED BY	0

EACH	7. SOLE DISPOSITIVE POWER

REPORTING	1,619,913

PERSON	8. SHARED DISPOSITIVE POWER

WITH	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,619,913

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.6%

12. TYPE OF REPORTING PERSON*

      OO (Limited liability company)

CUSIP No. 84761G 10 7	13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

SPECTRE GAMING, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

1466 Pioneer Way, #10, El Cajon, CA 92020

Item 2(a). Name of Person Filing:

RONALD E. EIBENSTEINER AND MORGAN STREET PARTNERS, LLC

Item 2(b). Address of Principal Business Office, or if None, Residence:

800 NICOLLET MALL, SUITE 2690
MINNEAPOLIS, MINNESOTA 55402

Item 2(c). Citizenship:

Mr. Eibensteiner is a US citizen; Morgan Street Partners, LLC is a Minnesota
Limited Liability Company.

Item 2(d). Title of Class of Securities:

COMMON STOCK, $.01 PAR VALUE

Item 2(e). CUSIP Number:

8476AG 10 7

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 84761G 10 7	13G	Page 5 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. (a) Amount beneficially owned:

Mr. Eibensteiner beneficially owns 1,763,246 shares which include 143,333 shares held by Wyncrest Capital, Inc., a corporation that is wholly owned by Mr. Eibensteiner and 1,619,913 shares held by Morgan Street Partners, LLC, of which Mr. Eibensteiner is the sole executive officer.

Morgan Street Partners, LLC, a limited liability company, which is owned by Mr. Eibensteiner’s spouse and daughter, beneficially owns 1,619,913 shares.

        (b) Percent of class:

        Mr. Eibensteiner 13.7% and Morgan Street Partners, LLC 12.6%

        (c) Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 1,763,246

              (ii) Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of: 1,763,246

              (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certifications.

(b)    The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005	/s/ Ronald E. Eibensteiner
RONALD E. EIBENSTEINER

MORGAN STREET PARTNERS, LLC

By: /s/ Ronald E. Eibensteiner
Ronald E. Eibensteiner
Chief Executive Officer

Exhibit A

To Form 13G (Individual)

          The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group." The shares listed below are not included in the totals in item 9 on page 2 or 3 and are listed here for informational purposes only.

Record Owner's Relationship to Reporting Person	Record Owner's Type of Ownership	Number of Shares

IRA for the benefit of Spouse	Indirect	92,666

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